                                                               Page 1 of 6 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                        iXOS Software Aktiengesellschaft

                                (Name of Issuer)

                      Bearer Ordinary Shares, no par value

                         (Title of Class of Securities)

                                   46600V108**

                                 (CUSIP Number)

                                December 31, 1998

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]     Rule 13d-1(b)
         [  ]     Rule 13d-1(c)
         [X ]     Rule 13d-1(d)
----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** CUSIP number is for American Depositary Receipts, each representing one-fifth of a bearer ordinary share of iXOS Software Aktiengesellschaft.

                                                               Page 2 of 6 Pages

                                  SCHEDULE 13G
CUSIP No. 46600V108(1)
-------------------------------------------------------------------------------
1.       NAME(S) OF REPORTING PERSON(S)
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                  SAP Aktiengesellschaft Systeme, Anwendungen,
                  Produkte in der Datenverarbeitung
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)                                                 (a) [  ]
                                                                       (b) [  ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Federal Republic of Germany
-------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
   NUMBER OF                        312,000(2)
     SHARES
  BENEFICIALLY             6.   SHARED VOTING POWER
    OWNED BY                        0
      EACH
    REPORTING              7.   SOLE DISPOSITIVE POWER
     PERSON                         312,000(2)
      WITH:
                           8.   SHARED DISPOSITIVE POWER
                                    0
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  312,000(2)
-------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [  ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  Approximately 8.4%(3)
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO
-------------------------------------------------------------------------------
(1) CUSIP number is for American Depositary Receipts, each representing one-fifth of a bearer ordinary share of iXOS Software Aktiengesellschaft.

(2) At December 31, 1998, SAP AG held 312,000 bearer ordinary shares traded on the Neuer Markt segment of the Frankfurt Stock Exchange. American Depositary Receipts, each representing one-fifth of a bearer ordinary share, are quoted on the Nasdaq National Market. SAP AG currently holds 200,800 bearer ordinary shares, or approximately 5.3% of the 3,808,997 bearer ordinary shares reported to be outstanding after the consummation of a secondary offering pursuant to the Registration Statement on Form F-1 (No. 333-10286) of iXOS Software Aktiengesellschaft filed with the Securities and Exchange Commission on May 10, 1999.

(3) Based upon 3,713,997 total bearer ordinary shares reported to be outstanding after the closing of an initial public offering pursuant to the Registration Statement on Form F-1 (No. 333-9392) of iXOS Software Aktiengesellschaft filed with the Securities and Exchange Commission on September 11, 1998.

                                                               Page 3 of 6 Pages


                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

         iXOS Software Aktiengesellschaft

Item 1(b).        Address of Issuer's Principal Executive Offices:

         Bretonischer Ring 12
         D-85630 Grasbrunn/Munich
         Federal Republic of Germany

Item 2(a).        Name of Person Filing:

         SAP Aktiengesellschaft, Systeme, Anwendungen, Produkte in der Datenverarbeitung

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         Neurottstrasse 16
         69190 Walldorf
         Federal Republic of Germany

Item 2(c).        Citizenship:

         Federal Republic of Germany

Item 2(d).        Title of Class of Securities:

         Bearer Ordinary Shares, no par value

Item 2(e).        CUSIP Number:

         46600V108(1)

Item 3.

         Inapplicable.
-----------
(1) CUSIP number is for American Depositary Receipts, each representing one-fifth of a bearer ordinary share of iXOS Software
         Aktiengesellschaft.

                                                               Page 4 of 6 Pages

Item 4.  Ownership.

(a)      Amount Beneficially Owned:

         312,000(1)

(b)      Percent of Class:

         Approximately 8.4%(2)

(c) Number of shares as to which such person has:

         (i)      Sole power to vote or direct the vote:

                  312,000(1)

         (ii) Shared power to vote or direct the vote:

                  0

         (iii) Sole power to dispose of or direct the disposition of:

                  312,000(1)

         (iv) Shared power to dispose of or direct the disposition of:

                  0

Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable.

-----------
(1) At December 31, 1998, SAP AG held 312,000 bearer ordinary shares traded on the Neuer Markt segment of the Frankfurt Stock Exchange. American Depositary Receipts, each representing one-fifth of a bearer ordinary share, are quoted on the Nasdaq National Market. SAP AG currently holds 200,800 bearer ordinary shares, or approximately 5.3% of the 3,808,997 bearer ordinary shares reported to be outstanding after the consummation of a secondary offering pursuant to the Registration Statement on Form F-1 (No. 333-10286) of iXOS Software Aktiengesellschaft filed with the Securities and Exchange Commission on May 10, 1999.

(2) Based upon 3,713,997 total bearer ordinary shares reported to be outstanding after the closing of an initial public offering pursuant to the Registration Statement on Form F-1 (No. 333-9392) of iXOS Software Aktiengesellschaft filed with the Securities and Exchange Commission on September 11, 1998.

                                                               Page 5 of 6 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of Group.

         Inapplicable.

Item 10. Certifications.

         Inapplicable.

                                                               Page 6 of 6 Pages
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Dated: July 9, 1999

                                  SAP AKTIENGESELLSCHAFT, SYSTEME,
                                  ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG



                                  By:    /s/    Kagermann
                                         -------------------------------------
                                         Name:  Prof. Dr. Henning Kagermann
                                         Title: Co-Chairman and CEO


                                  By:    /s/    M. Junge
                                         -------------------------------------
                                         Name:  Michael Junge
                                         Title: Head of the Legal Dept.